Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Sterling Bancorp. (Commission File No. 001-05273)

Below is the Final Transcript of Sterling Bancorp’s 2013 1st Quarter Conference Call held on April 26, 2013:

Final Transcript

STERLING BANCORP: 2013 1st Quarter Conference Call

April 26, 2013/10:00 a.m. EDT

SPEAKERS

Edward Nebb – Investor Relations

Louis Cappelli – Chairman and Chief Executive Officer

John Tietjen – Chief Financial Officer

ANALYSTS

Collyn Gilbert – KBW

PRESENTATION

Moderator

Welcome to the Sterling Bancorp 2013 First Quarter Conference call. For the conference, all the participants are in a listen-only mode. There will be an opportunity for your questions. Instructions will be given at that time. As a reminder, today’s call is being recorded.

With that being said, I will turn the conference now to Mr. Edward Nebb with Investor Relations.

E. Nebb	Good morning. Thanks to all of you for joining us today. Our news release announcing Sterling’s first quarter 2013 results was issued today prior to the market open and is available on our website.

Before turning to the discussion of the Q1 financial results, let me remind you that any comments made today about future financial position or results, dividends, plans and objectives or other future events are forward-

looking statements under the Securities Exchange Act of 1934. Actual results may differ substantially from the forward looking statements. The amounts of any dividends for the second quarter of 2013 and beyond will depend on the company’s future results of operations, financial conditions, and other factors.

A discussion of the factors that could cause actual results to vary is contained in Sterling’s annual and quarterly reports filed with the SEC. In addition, our earnings release includes information on certain non-GAAP financial measures that maybe referred to in the discussion.

We’ll have introductory remarks today from Mr. Louis Cappelli, Chairman and Chief Executive Officer of Sterling Bancorp, and Mr. John Tietjen, Chief Financial Officer. And after their remarks, we’ll open up the call for few questions.

Now, I would like to turn the call over to Mr. Cappelli.

L. Cappelli

Thank you, Ed and good morning everyone. Welcome to our conference call for the first quarter 2013. As we previously announced on April 4 of 2013, Sterling Bancorp and Provident New York Bancorp have entered into a definitive merger agreement. In the stock-for-stock transaction, Sterling Bancorp shareholders will receive a fixed ratio of 1.2625 shares of Provident New York Bancorp common stock for each share of Sterling Bancorp common stock.

Upon closing, Provident Bank will convert to a national bank charter and adopt the Sterling name as will the holding company. The transaction is subject to approval by shareholders of both companies, regulatory approval, and other customary closing conditions. Subject to such conditions, the merger is anticipated to close in the fourth quarter of 2013. We are excited by the potential benefits of this transaction and the opportunities it will create for the combined institution in the future.

Let me turn to the 2013 first quarter, which was a period of continued robust growth and strong earnings expansion for Sterling. During the quarter, we continued our successful strategy of redeploying assets from investments into loans, which helped drive double-digit growth in loans and contributed to our higher profitability. We also delivered solid growth in deposits and maintained a strong net interest margin and we continued to carefully control expenses and to pursue our stringent credit quality standards.

Looking at the highlights of the quarter in greater detail, the loan portfolio increased 19% from the year earlier quarter to $1.8 billion continuing our track record of mid-teens loan growth. Our comprehensive portfolio of credit products provided us with numerous avenues of growth.

I want to highlight our outstanding growth in residential mortgage fundings, which were more than double the year ago level. This reflected increases in volume across both our regional mortgage banking operation as well as the Universal Mortgage business that we acquired in the third quarter of 2012.

As we have noted, Universal Mortgage has a solid position in the Brooklyn market and an accomplished, high-producing team and excellent business relationships. This timely acquisition was planned in advance of the rebound in the mortgage market and we have continued to experience increasing residential mortgage volume as a result. The Universal acquisition also has positioned Sterling extremely well to expand into the booming Brooklyn market, where we will be opening a branch office shortly.

Total deposits rose 15% from a year ago to $2.3 billion. We have continued to experience strong growth in non-interest bearing demand deposits, which are an essential component of our customer relationship model. Non-interest bearing demand deposits are reaching close to $900 million at March 31, 2013 or about 39% of total deposits. Our growth in demand deposits places us in the top 5% among banks with assets of $1 billion to $5 billion.

Turning to our earnings performance, income before taxes increased by more than 19%, to approach $8 million.

Contributing for the sharp earnings increase, gross revenues rose by $1.9 million. This partially reflected the growth in interest income driven by our redeployment of assets from investments into loans.

In addition, we delivered higher non-interest income largely due to the growth in mortgage fees as a result of the loan volume increase that I noted earlier.

Net interest income was up 8%, reflecting our continued disciplined approach to funding costs and the strong growth in non-interest bearing demand deposits.

Our credit quality metrics remain sound. We have continued our rigorous underwriting practices while at the same time expanding our loan activity with creditworthy borrowers.

To sum up, we have continued Sterling’s positive growth momentum in 2013. We continued to experience robust demand for a range of financial products and services. The Universal acquisition should continue to build our mortgage volume and fee generation capacity, and we are excited about our new opportunities in the exceptionally vibrant Brooklyn market.

Our strong liquidity holds further potential to shift earning assets from investments into loans in line with our past success in implementing this strategy. And our performance should continue to benefit from our diverse revenue sources, expense discipline, and asset quality.

I would like to thank the Sterling team for delivering another quarter of positive results. And now I’ll turn the call over to our CFO, John Tietjen.

J. Tietjen	Thank you, Lou and good morning to all on the call this morning. I’d like to provide additional detail on our performance for the first quarter of 2013.

Net income was $5.2 million, representing a 14% increase versus the same period a year ago. EPS increased to $0.17 from $0.15.

Looking at some of the key contributors to our results, net interest income was $24.1 million for the 2013 first quarter, an 8% increase from a year ago. This increase primarily reflected the higher average loan balances, the shift in our earning asset mix and reduced funding costs due to deposit pricing discipline as well as continued growth in non-interest bearing deposits.

Net interest margin remained above 400 basis points, at 4.02% for the 2013 first quarter. We have continued to benefit from our ongoing strategic shift of earning assets into loans. Investment security balances at March 31, 2013 were down approximately $137 million from a year earlier, while loans in portfolio were up $228 million over the same period. Average loans rose to nearly 68% of average earning assets in the 2013 first quarter, up from 63% a year ago. The difference between the yield on investments and loans averaged 253 basis points in the recent quarter. We also have continued to be disciplined on deposit pricing. As a result, cost of deposits dropped by 8 basis points comparing the first quarters of 2013 to 2012. Finally we benefited from an increase in non-

interest bearing demand deposits, which were $138 million higher on average for the 2013 first quarter versus a year ago.

Non-interest income for the 2013 first quarter was $10.7 million. Excluding gains on sale of securities, non-interest income was up $1.1 million or 12% from a year ago. Non-interest income continues to be a meaningful contributor to our financial performance and represents 29% of gross revenues in the 2013 first quarter. As noted, we benefited in particular from an increase in residential mortgage banking income reflecting organic growth and the impact of the Universal Mortgage acquisition. These factors offset decreases in gains on sale of securities, accounts receivable management and other related fees.

Non-interest expenses were $24.8 million for the 2013 first quarter. These expenses were essentially unchanged comparing the 2013 first quarter to the 2012 fourth quarter. The increase from the year ago first quarter primarily reflected higher personnel expenses due to investments in the growth of Sterling’s business development activities, including expenses associated with the Universal Mortgage acquisition.

Our asset liability management strategies have provided us with a robust level of liquidity that can support in our continued loan growth, and that contributes to our earnings momentum. At March 31st, about $278 million of our investment portfolio or 42% was categorized as available for sale. This available for sale portfolio was invested in instruments that have a weighted average life of 3.4 years. This means that we have strong liquidity to fund loan demand.

Our asset quality metrics remain strong. Net charge-offs were $1.6 million for the 2013 first quarter. Non-performing assets at the end of the quarter were 0.26% of total assets. The allowance for loan losses was 431% of non-accrual loans and compared to the total portfolio loans was 1.34% at March 31, 2013.

With respect to capital, all of our regulatory capital ratios continued to exceed well capitalized requirements. At March 31, 2013 Sterling’s Tier 1 risk based capital ratio was 11.68%. Total risk-based capital was 12.81% and the Tier 1 leverage ratio was 9.16%. The ratio of tangible common equity to tangible assets was 7.58% at March 31, 2013. Book value per common share increased to $7.49 at March 31, 2013 from $7.29 a year earlier.

With that, let me turn the call back over to Lou.

L. Cappelli

Thank you, John. I’d like to conclude by saying that Sterling team remained sharply focused on delivering profitable growth, expanding the business, providing exceptional service to customers and continuing to produce solid value for shareholders. We are also working diligently to bring our merger with Provident to a successful conclusion.

Now, we will be pleased to respond to your questions.

Moderator	We’ll go to line of Collyn Gilbert with KBW.

C. Gilbert

First question, I guess John on the mortgage banking side, could you just break out what the difference was in terms of revenue coming from just sheer volume and then what the gain on sale trends were this quarter versus what you guys saw in the fourth quarter?

J. Tietjen

I don’t have the breakout Collyn. The income for this quarter was higher than it wouldn’t early be expected given the fact that we have the impact in the fourth quarter of all the extra things we had to do relative to Sandy. So, there was some overflow of sales into the first quarter.

C. Gilbert

What do you think you should be able to do from here? I mean, do you see revenues sort of sustaining this level or gradual drop-off and I guess part of that may be would be driven in the split that you are saying between refi and purchases?

J. Tietjen

Yeah, we do think that it will be some softening of mortgage banking income in future quarters, partially due to seasonality. The second quarter had some seasonality built into it which would ordinarily bring down the revenue in that quarter and also when you are comparing the first quarter, you are not going to have the impact of the overlap from last year. The other part of it is the purchase sale mix—as that changes not only with us, but industry wide that will have an impact.

C. Gilbert	What was driving the loan yields up on a quarter-to-quarter basis?

J. Tietjen	Principally the mix of what’s in the portfolio.

C. Gilbert

Can you give us and I guess round numbers will do what the loan buckets were in the first quarter in terms of breaking now between C&I, I mean kind of how you do in your regulatory data just a rough idea of may be where the growth was?

J. Tietjen

Yeah, well, virtually all of the significant components of the portfolio increased comparing March 31st of ’13 of March 31st of ’12. C&I is up; the loans to the non-depository financial institutions which is a core report breakout, and this is essentially C&I that was up. Equipment financing was up; commercial mortgage was up, so, it’s pretty much across the entire spectrum.

C. Gilbert	Aren’t your better loan quarters usually sort of the second and third quarters from the seasonal perspective?

J. Tietjen	Yes. Usually that’s the case and we hope that will continue in this year.

C. Gilbert	Is there any either sort of balance sheet changes or sort of expense changes that we should anticipate in advance of the Provident merger?

J. Tietjen

Well, we’ll start to see the impact of some of the merger related expenses in P&L, but other than that I don’t think there will be any significant balance sheet increases other than the ongoing shift into loans and our continued efforts to increase deposit levels.

Moderator	With no additional questions, I’ll turn it back to the presenters for any closing comments.

L. Cappelli	Thank you, operator. As always, we thank you for your interest in Sterling and then we look forward to speaking with you in the near future.

Moderator	Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation. You may now disconnect.

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FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Provident and Sterling, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Provident’s and Sterling’s  reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Provident will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Sterling will mail the joint proxy statement/prospectus to its stockholders.  SHAREHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident and Sterling’s shareholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 10, 2013. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.